Issuer Free Writing Prospectus filed pursuant to Rule 433

Registration No. 333-197288

Pricing Term Sheet

CALPINE CORPORATION

$1,250,000,000 5.375% Senior Notes due 2023

$1,550,000,000 5.750% Senior Notes due 2025

Pricing Supplement, dated July 8, 2014, to Preliminary Prospectus Supplement, dated July 8, 2014, of Calpine Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated July 8, 2014 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Terms Applicable to 5.375% Senior Notes due 2023

Issuer:	Calpine Corporation (“Calpine”)

Title of Securities:	5.375% Senior Notes due 2023 (the “2023 Notes”)

Aggregate Principal Amount:	$1,250,000,000

Gross Proceeds to Issuer:	$1,250,000,000

Net Proceeds to Issuer:	$1,234,375,000

Final Maturity Date:	January 15, 2023

Issue Price:	100.00% plus accrued interest, if any

Coupon:	5.375%

Spread to Benchmark Treasury:	+298 basis points

Benchmark Treasury:	UST 1.625% due November 15, 2022

Gross Spread:	1.25% of the principal amount of the 2023 Notes

Optional Redemption:	On or after October 15, 2018, Calpine may on any one or more occasions redeem all or a part of the 2023 Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the 2023 Notes redeemed, to but excluding the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below (subject to the rights of holders of 2023 Notes on the relevant record date to receive interest on the relevant interest payment date):

Year	Percentage
2018	102.688%
2019	101.344%
2020 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to October 15, 2017, up to 35% of the 2023 Notes issued under the indenture may be redeemed, upon not less than 30 nor more than 60 days’ notice, at 105.375% plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Make-Whole Redemption:

At any time prior to October 15, 2018, Calpine may on any one or more occasions redeem all or a part of the 2023 Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of 2023 Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding the redemption date, subject to the rights of holders of 2023 Notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any 2023 Note on any redemption date, the greater of:

(1)    1.0% of the principal amount of such 2023 Note; or

(2)    the excess of:

(A) the present value at such redemption date of (i) the redemption price of such 2023 Note at October 15, 2018 (such redemption prices being set forth in the tables appearing under the caption “—Optional Redemption”) plus (ii) all required interest payments due on such 2023 Note through October 15, 2018 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the principal amount of the 2023 Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2018 with respect to any 2023 Note; provided, however, that if the period from the redemption date to October 15, 2018 with respect to any 2023 Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 131347 CE4 ISIN: US131347CE49

Terms Applicable to 5.750% Senior Notes due 2025

Issuer:	Calpine Corporation (“Calpine”)

Title of Securities:	5.750% Senior Notes due 2025 (the “2025 Notes”)

Aggregate Principal Amount:	$1,550,000,000

Gross Proceeds to Issuer:	$1,550,000,000

Net Proceeds to Issuer:	$1,530,625,000

Final Maturity Date:	January 15, 2025

Issue Price:	100.00% plus accrued interest, if any

Coupon:	5.750%

Spread to Benchmark Treasury:	+325 basis points

Benchmark Treasury:	UST 7.500% due November 15, 2024

Gross Spread:	1.25% of the principal amount of the 2025 Notes

Optional Redemption:	On or after October 15, 2019, Calpine may on any one or more occasions redeem all or a part of the 2025 Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the 2025 Notes redeemed, to but excluding the applicable redemption date, if redeemed during the 12-month period beginning on October 15 of the years indicated below (subject to the rights of holders of 2025 Notes on the relevant record date to receive interest on the relevant interest payment date):

Year	Percentage
2019	102.875%
2020	101.917%
2021	100.958%
2022 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to October 15, 2017, up to 35% of the 2025 Notes issued under the indenture may be redeemed, upon not less than 30 nor more than 60 days’ notice, at 105.750% plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Make-Whole Redemption:	At any time prior to October 15, 2019, Calpine may on any one or more occasions redeem all or a part of the 2025 Notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of 2025 Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but excluding the redemption date, subject to the rights of holders of 2025 Notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)    1.0% of the principal amount of such 2025 Note; or

(2)    the excess of:

(A) the present value at such redemption date of (i) the redemption price of such 2025 Note at October 15, 2019 (such redemption prices being set forth in the tables appearing under the caption “—Optional Redemption”) plus (ii) all required interest payments due on such 2025 Note through October 15, 2019 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the principal amount of the 2025 Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to October 15, 2019 with respect to any 2025 Note; provided, however, that if the period from the redemption date to October 15, 2019 with respect to any 2025 Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Triggering Event	101%, plus accrued and unpaid interest, if any to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 131347 CF1 ISIN: US131347CF14

Terms Applicable to All Notes

Interest Payment Dates:	April 15 and October 15

Record Dates:	April 1 and October 1

First Interest Payment Date:	April 15, 2015

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Barclays Capital Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. UBS Securities LLC

Trade Date:	July 8, 2014

Settlement Date:	July 22, 2014, which will be the tenth business day following the date of the final prospectus supplement (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder on the date hereof or on the next six succeeding business days will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-197288)

Use of Proceeds:	Calpine intends to use the net proceeds from this offering, together with cash on hand (if necessary) to (i) pay the consideration in connection with the Tender Offers and Consent Solicitations in respect of the Tender Offer Notes, (ii) redeem any of the Tender Offer Notes not tendered in connection with the Tender Offers and Consent Solicitations and (iii) pay premiums, fees and expenses relating to the Tender Offers and Consent Solicitations and the redemption (if any) of the Tender Offer Notes. In addition, Calpine has begun discussions with holders of the 2019 Notes with respect to the repurchase of some or all of the 2019 Notes. Calpine has not reached any agreement with respect to the terms of any such repurchase and no assurance can be given that any such repurchase will be consummated. Under the indenture governing the 2019 Notes, Calpine currently has the option to redeem some or all of the 2019 Notes at a “make-whole” price. If Calpine does enter into an agreement to repurchase some or all of the 2019 Notes, Calpine intends to use a portion of the net proceeds from this offering for such repurchase. Any net proceeds from this offering not used for the purposes described above will be used for general corporate purposes.

Trustee:	Wilmington Trust, National Association

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement (Registration No. 333-197288) (including a Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Base Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC, including those incorporated by reference into the Base Prospectus and Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the Base Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Morgan Stanley & Co. LLC, at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, by telephone at (866) 718-1649 or by emailing prospectus@morganstanley.com.

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